June 13, 2006

Zip+4 Code:  20549-0305

<u>Via Fax & U.S. Mail</u>
Howard Hochhauser, Acting Chief Financial Officer
Martha Stewart Living Omnimedia, Inc.
11 West 42<sup>nd</sup> Street
New York, New York 10036

      **Re:**    **Martha Stewart Living Omnimedia, Inc.**
              **Form 10-K for the Year Ended December 31, 2005**
              **File 001-15395**

Dear Mr. Hochhauser:

We have reviewed your response letter dated May 18, 2006 and have the following comment.  Where indicated, we think you should revise future filings in response to this comment.  If you disagree, we will consider your explanation as to why our comment is not applicable or a revision is unnecessary.  We also ask you to provide us with supplemental information so we may better understand your disclosure.  Please be as detailed as necessary.  We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

<u>Form 8-K furnished on April 25, 2006</u>

We note your response to our prior comment #3.  However, we reissue our comment in full.  You eliminate depreciation, amortization, non-cash equity compensation costs, interest, and taxes from net income.  You state that you present this measure because it is used by investors, analysts, and industry peers and because it makes it easier to compare your results with other companies that have different capital structures or tax rates.  We do not believe that the wide use of OIDA is a substantive reason specific to you that demonstrates usefulness.  The fact that the non-GAAP measure is used by or useful to analysts, for example, cannot be the sole support for presenting the non-GAAP financial measure.  See footnote 44 to FR-65.  Please tell us why you eliminate depreciation, amortization, and share-based payment expenses from this measure, as these items do not relate to your capital structure or tax rate.  Please confirm that you will give equal or greater prominence in your press releases to the most directly comparable GAAP measure (net income), revise the title OIDA to indicate clearly that you have adjusted the measure for non-cash equity compensation costs, and reconcile this measure to net income <u>rather than</u> operating income.  Finally, please tell us and revise to disclose the substantive reason <u>specific to you</u> that demonstrates the usefulness to investors of disregarding items eliminated in OIDA when evaluating your performance, as required by Item 2.02 of Form 8-K and Item 10(e)(1)(i)(C) of Regulation S-K, or confirm that you will discontinue use of this measure.

As appropriate, respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label "coresp" with a copy to the staff.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or Lyn Shenk, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief-Accountant